January 20, 2012

VIA EDGAR

Attention:  Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:             Aberdeen Funds (the “Trust”) (File Numbers 333-146680 and 811-22132)

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Trust please find:  (i) a copy of Rider 8 to the Trust’s Registered Management Investment Company Bond numbered 08879111B (the “Fidelity Bond”), which was filed on April 21, 2011 (Accession Number 0001104659-11-021651); and (ii) a copy of the resolutions adopted on March 8, 2011 by the members of the Board of Trustees of the Trust (including a majority those who are not “interested persons” of the Funds as defined in the 1940 Act) (the “Board”), approving the form and amount of the Fidelity Bond; and (iii) a copy of the resolutions adopted on June 7, 2011 by the Board, authorizing an amendment to the Fidelity Bond to add the Aberdeen U.S. Equity II Fund series of the Trust.

There was no additional premium due for the Fidelity Bond for the period from March 10, 2011 to March 14, 2012. The Fidelity Bond is written for $2,500,000 of coverage.

Please contact me by phone at (215) 405-2438 or by e-mail at Megan.Kennedy@aberdeen-asset.com if you have any questions.

Sincerely,

/s/ Megan Kennedy
Megan Kennedy
Secretary

Enclosures

Approval of Fidelity Bond

WHEREAS, the Board including all of the Trustees who are Independent Trustees, has determined that the Trust on behalf of the Funds should obtain fidelity bond coverage in an amount sufficient to cover the minimum legal requirements pertinent to the Funds as required by the 1940 Act; and

WHEREAS, the Board in making such determination, has considered various factors including, but not limited to, the nature of the entity writing the fidelity bond coverage, the amount of the bond and premium therefore.

NOW, THEREFORE, IT IS

RESOLVED, that the Board including all of the Trustees who are Independent Trustees, has considered all relevant factors relating to the participation of the Funds, including, among other things, the expected value of the aggregate assets of the Funds, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in which the Funds will invest; and it is further

RESOLVED, that the fidelity bond issued by ICI Mutual Insurance Company, for coverage for the Funds in the amount of $2,500,000 will provide adequate coverage for the Funds and such Fidelity Bond be, and hereby is, approved by the Board of Trustees including all of the Trustees who are Independent Trustees; and it is further

RESOLVED, that the Secretary of the Trust, or any other appropriate officer, be, and he or she hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.

Approval of Amendment to Fidelity Bond to Add Aberdeen U. S. Equity II Fund

WHEREAS, the Board has obtained fidelity bond coverage (the “Fidelity Bond”) and trustees & officers/errors & omissions insurance coverage (“T&O/E&O Policy”) for the current existing series of the Trust.

NOW, THEREFORE, IT IS

RESOLVED, that the addition of the Aberdeen U.S. Equity II Fund to each of the T&O Policy and the Fidelity Bond be, and hereby is, in the best interests of the Trust and each New Fund; and it is further

RESOLVED, that the Aberdeen U.S. Equity II Fund shall be added to the T&O/E&O Policy and the Fidelity Bond; and it is further

RESOLVED, that the amount of the Fidelity Bond shall be increased, to the extent necessary, so that the Fidelity Bond complies with regulatory requirements;

RESOLVED, that the appropriate officers of the Trust be, and each of them, hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary, desirable and proper, on advice of counsel, in connection with or in furtherance of the foregoing resolutions.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED	BOND NUMBER

Aberdeen Funds	08879111B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 10, 2011	March 10, 2011 to March 14, 2012	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Aberdeen U.S. Equity II Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)